Exhibit (a)(1)
Denis Kessler
Président Directeur Général
Dr. Markus Dennler
Chairman of the Board
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
February 18, 2007
CONFIDENTIAL
Dear Markus:
     I would like to thank you and Rudi Kellenberger for our meeting yesterday during which I presented to you the main elements of our plan to combine Converium Holding AG (“Converium”) and SCOR and responded to your key questions.
     As you know, SCOR’s Board of Directors and I strongly believe that a combination between our two groups is the best strategic opportunity and will be highly beneficial to our shareholders, management, employees, clients and other stakeholders. We have the highest regard for you and your management team, which has recently carried out a successful turnaround of Converium.
     Because of the very significant benefits that such a combination would provide to both our shareholders and other constituencies, our strong preference is to pursue a constructive dialogue with you to jointly work to a successful conclusion of such combination. In this regard, as discussed during our meeting yesterday, it is important that we jointly obtain the Rating Evaluation Service from Standard & Poor’s and the reactions from the other rating agencies as soon as possible. If not already done, please find enclosed the S&P standard letter of consent that you have agreed to send to Standard & Poor’s by tomorrow morning, Monday, February 19, 2007.
     We have had a further discussion with Standard & Poor’s after our meeting yesterday. In light of the consideration level and mix to be offered by SCOR in connection with this transaction, our analyst at Standard & Poor’s was confident that the combined group should be rated A- stable outlook. A Standard & Poor’s rating committee meeting is already scheduled for Wednesday, February 21, 2007 at 6:00 pm CET and both Converium and SCOR would be immediately informed of the outcome thereof. I would appreciate your confirming to me that the letter to Standard & Poor’s will be sent tomorrow morning.
     As indicated during our meeting yesterday, I would like to have access to Converium’s top management as soon as possible to discuss this exciting opportunity and convey to them the message that we wish to have them on board. I reiterate that I would like to bring our respective management teams together to design the new Group.
     We have made no public announcement of our intentions at this stage. Accordingly, we hope to be able to discuss the combination with Converium’s Board and top management on a confidential and non-public basis. In this regard, please find attached a standard confidentiality agreement.
     As agreed during our meeting, I would also like to remind you that we need to exchange our respective press releases to have a clear understanding of our respective positions vis-à-vis the transaction and the market.
     I understood from yesterday’s discussions that you needed some time to assess this very compelling proposal and hope that you and your Board of Directors are concluding that the combination is in the best interest of your shareholders.
Best regards,
/s/ Denis Kessler
Chairman and Chief Executive Officer